UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Next Meats Holdings, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
65345L 100

(CUSIP Number)
3F 1-16-13 Ebisu Minami Shibuya-ku, Tokyo Japan Phone: +81 90-6002-4978

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345L 100	SCHEDULE 13D

1	NAME OF REPORTING PERSON Hideyuki Sasaki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO [3]
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 163,088,842 [1,2,3]
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 163,088,842 [1,2,3]
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,088,842 [1,2,3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.54%[1,2,3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	Based on 501,153,186 shares of common stock, par value $0.001 per share, outstanding as of January 28, 2022.

2.

On June 9, 2021, Next Meats Holdings, Inc. entered into a “Share Cancellation and Exchange Agreement” (referred to herein as “the Agreement”) with Next Meats Co., Ltd.

Next Meats Co., Ltd. is referred to herein as “NMCO”, and Next Meats Holdings, Inc. is referred to herein as “the Company”, and or “NXMH”. The shareholders of Next Meats Co., Ltd., prior to effectiveness of the aforementioned agreement, are referred to herein as “NMCO shareholders”.

Pursuant to the Agreement, and at the Effective Time of the Agreement, which is December 16, 2021, NXMH acquired NMCO resulting in NMCO as a wholly owned subsidiary of NXMH. Immediately prior to the effective time, each NMCO shareholder cancelled and exchanged their percentile share interest in NMCO for an equivalent percentile share interest in NXMH. The cancellation and exchange was conducted and equivalent pursuant to each NMCO shareholder’s pro rata percentage ownership of NMCO.

3.	Pursuant to the "Share Cancellation and Exchange Agreement", deemed effective on December 16, 2021, Next Meats Co., Ltd. became a wholly owned subsidiary of Next Meats Holdings, Inc., a Nevada Company. This resulted in Next Meats Co., Ltd. owning 0 shares of the issuer, Next Meats Holdings, Inc. Pursuant to the aforementioned agreement, various parties were issued shares of Next Meats Holdings, Inc. Additional details can be found in the Form 8-K filed by Next Meats Holdings, Inc. on December 16, 2021. This transaction is not deemed to be a purchase or sale of securities. It should be noted that Hideyuki Sasaki, as a result of the aforementioned transaction, now owns 163,088,842 shares of common stock of Next Meats Holdings, Inc. Hideyuki Sasaki is Chief Operating Officer and a Director of Next Meats Holdings, Inc.

CUSIP No. 65345L 100	SCHEDULE 13D

SCHEDULE 13D

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Hideyuki Sasaki, (the “Reporting Person”). This 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Next Meats Holdings, Inc., a Nevada corporation (the “Company”).

Pursuant to the "Share Cancellation and Exchange Agreement", deemed effective on December 16, 2021, Next Meats Co., Ltd. became a wholly owned subsidiary of Next Meats Holdings, Inc., a Nevada Company. This resulted in Next Meats Co., Ltd. owning 0 shares of the issuer, Next Meats Holdings, Inc. Pursuant to the aforementioned agreement, various parties were issued shares of Next Meats Holdings, Inc. Additional details can be found in the Form 8-K filed by Next Meats Holdings, Inc. on December 16, 2021. This transaction is not deemed to be a purchase or sale of securities. It should be noted that Hideyuki Sasaki, as a result of the aforementioned transaction, now owns 163,088,842 shares of common stock of Next Meats Holdings, Inc. Hideyuki Sasaki is Chief Operating Officer and a Director of Next Meats Holdings, Inc.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Next Meats Holdings, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 3F 1-16-13 Ebisu Minami Shibuya-ku,Tokyo Japan 150-0022.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by (i) Hideyuki Sasaki, a Japanese Citizen, who is also the Chief Operating Officer and Director of Meats Holdings, Inc. Hideyuki Sasaki is deemed to be the “Reporting Person”.

(b)	The address of the Reporting Person is 5-2-4 Nishi Hanyu-Shi Saitama Japan 348-0054.
(c)	The principal occupation of Mr. Hideyuki Sasaki is Chief Operating Officer and Director of Next Meats Holdings, Inc. Mr. Hideyuki Sasaki is also co-founder of Next Meats Co., Ltd., a Japan Company offering alternative meats products.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Hideyuki Sasaki is a Citizen of Japan.

Item 3.  Source or Amount of Funds or Other Consideration.

On June 9, 2021, Next Meats Holdings, Inc., “NXMH”, entered into a “Share Cancellation and Exchange Agreement” (referred to herein as “the Agreement”) with Next Meats Co., Ltd., “NMCO”. Pursuant to this agreement, NMCO agreed to, and on December 16, 2021 cancelled its equity ownership of NXMH. At the same time, and pursuant to the aforementioned agreement, also on December 16, 2021, NXMH acquired 100% of the equity interests of NMCO, and NMCO’s shareholders were issued equity in NXMH based on their pro-rata ownership in NMCO. This agreement was deemed effective on December 16, 2021. Additional details regarding this transaction can be found in the Form 8-K filed by Next Meats Holdings, Inc. on December 16, 2021. This transaction was not deemed to be a purchase or sale of securities. The aforementioned parties intend that the reorganization contemplated by the aforementioned Agreement shall constitute a tax-free organization pursuant to Section 368(a)(1) of the Internal Revenue Code.

Item 4.  Purpose of Transaction.

On June 9, 2021, Next Meats Holdings, Inc., “NXMH”, entered into a “Share Cancellation and Exchange Agreement” (referred to herein as “the Agreement”) with Next Meats Co., Ltd., “NMCO”. Pursuant to this agreement, NMCO agreed to, and on December 16, 2021 cancelled its equity ownership of NXMH. At the same time, and pursuant to the aforementioned agreement, also on December 16, 2021, NXMH acquired 100% of the equity interests of NMCO, and NMCO’s shareholders were issued equity in NXMH based on their pro-rata ownership in NMCO. This agreement was deemed effective on December 16, 2021. Additional details regarding this transaction can be found in the Form 8-K filed by Next Meats Holdings, Inc. on December 16, 2021. This transaction was not deemed to be a purchase or sale of securities. The aforementioned parties intend that the reorganization contemplated by the aforementioned Agreement shall constitute a tax-free organization pursuant to Section 368(a)(1) of the Internal Revenue Code.

Except to the extent provided in this Statement, the Reporting Person does not have any current plans or proposals that relate to, or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Common Stock owned by the Reporting Person is based on 501,153,186 shares of Common Stock issued and outstanding as of January 28, 2022.

(A)	Hideyuki Sasaki
a.	Aggregate number of shares beneficially owned: 163,088,842

Percentage: 32.54%

b.	Sole power to vote or direct vote: 163,088,842

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 163,088,842

Shared power to dispose or to direct disposition: 0

c.	Hideyuki Sasaki has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1

Share Cancellation and Exchange Agreement, incorporated by reference to Exhibit 10.1 to Next Meats Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2021.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: January 28, 2022	Hideyuki Sasaki, individually By: /s/ Hideyuki Sasaki Name: Hideyuki Sasaki